EXHIBIT 99.1

Ramat Gan, Israel – April 23, 2018 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM):

Further to the Company’s previous reports regarding the legal proceedings conducted by the creditors of the controlling shareholders of the Company, Eurocom Communications Ltd. (“Eurocom Communications”), as well as the creditor arrangement options recently examined by Eurocom Communications and other private companies of the Eurocom Group, on April 22, 2018, Eurocom Communications issued the Company the following report:

1.	On April 22, 2018, the Tel Aviv-Jaffa District Court issued a liquidation order for Eurocom Communications - which will take effect on May 3, 2018. The stay was given at the request of the representatives of the creditor banks in order to exhaust a creditor arrangement process within this time period. According to the court ruling, the official receiver will be the temporary liquidator of Eurocom Communications until the appointment of a permanent liquidator, and Attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers.

2.	The Company believes, based on the opinion of its legal advisors, that the aforementioned appointment of the liquidator for Eurocom Communications, per se, does not constitute grounds for demanding immediate repayment in connection with the change in control clause provided in the trust deeds of the debentures it issued to the public.

3.	The ruling also states that it does not derogate from the control permit regarding the Bezeq Group.

The Company is examining the implications such decision will have for it and will report on any development and/or material effect, as required by law.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.